Exhibit I
Press Release

XSTRATA DECLARES WMC OFFER UNCONDITIONAL

Zug, 2 March 2005

Highlights :

•	Xstrata’s cash offer now free from all conditions

•	Xstrata will accept, pay for and own all shares tendered by 24 March 2005

•	No alternative proposal of any kind has been put to shareholders by WMC or any other party, nor has any rival offer emerged

Xstrata plc (“Xstrata”) announces that the existing cash offer by Xstrata Capital Holdings Pty Ltd, its subsidiary, for all the issued shares of WMC Resources Limited (“WMC”) has been declared to be free from all conditions.

As a consequence, Xstrata will accept, pay for and own all shares tendered between now and the close of business on 24 March when the offer is due to close.

In addition, Xstrata announces its intention to terminate the withdrawal rights and that it will pay broker commission on acceptances in respect of parcels of shares held by retail shareholders. As Xstrata’s offer was made ‘cum dividend’, the consideration payable by Xstrata has adjusted, following the 1 March record date for the unfranked WMC dividend of $0.20, to $7.00 per WMC share.

The offer of $7.00 cash per share remains final and Xstrata would not increase the offer unless a superior proposal is announced by WMC or another bidder.

Xstrata Chief Executive Mick Davis said:

“Our cash offer is the only offer for WMC: it is unconditional; it is within the independent expert range and all valid acceptances tendered to Xstrata will now be paid for within five business days of their receipt.

“On-going dialogue with the shareholders of WMC has reaffirmed the fundamental attractiveness of our cash offer, which represents a significant premium of over 40% to the pre-bid speculation WMC share price. Our offer includes a premium for control and fully takes account of the prevailing strength in commodity prices and the unusually high equity market trading prices for resources companies.

“With just three weeks remaining before the offer closing date, shareholders of WMC now have to make a decision. They can sell on-market, accept our offer of certain cash and quick, cost-free settlement or choose to hold their shares, in the expectation that WMC can deliver value at least equivalent to our offer at some indeterminate time in the future. This final option leaves shareholders exposed both to the risks associated with commodity prices that could fall from this high point in the cycle and to production expansions that are still the subject of feasibility and funding studies and which are several years away from possible implementation.

“Our interest in acquiring WMC has been a matter of public record since 28 October 2004, more than four months ago. During that period there has been constant speculation that other parties would bid for WMC at prices superior to our offer. No proposal of any kind has been put to shareholders by WMC or any other party, nor has any rival offer emerged.

“As I have said previously, WMC is only one of a number of attractive strategic growth options available to Xstrata. We have no intention of indefinitely supporting the trading price of WMC shares and believe that it is important, for both Xstrata and the employees and shareholders of WMC that this matter be settled.

“The offer is due to close at 7.00pm on 24 March 2005. Simply stalling for time is no longer an option. Xstrata’s decision to accept and pay for all shares tendered by 24 March regardless of the level of acceptances reached puts the future of WMC completely in the hands of its shareholders.

“It is now time for the directors and shareholders of WMC to make their decision.”

Termination of withdrawal rights

As the offer is now free from all conditions, Xstrata Capital intends to give notice terminating the withdrawal rights described in clause 4.6 of the offer terms. The withdrawal rights will terminate on 17 March 2005.

Dividend

Xstrata’s offer was made ‘cum dividend’. On 9 February 2005, WMC declared an unfranked dividend of $0.20 per WMC Share. The record date for determining the WMC shareholders who will be paid the dividend was 1 March 2005. The effect of this $0.20 distribution by WMC is that Xstrata’s offer adjusts to $7.00 per share, in accordance with the Offer Terms. Xstrata’s offer of $7.00 per share is within the independent expert’s valuation range of $6.97 to $8.04, adjusted for the 20 cent dividend.

This means that shareholders accepting the Xstrata offer will receive $7.00 from Xstrata and the 20 cent dividend from WMC.

Broker commission

Xstrata Capital will pay a commission (“Commission”) to market participants of the ASX (“Brokers”) who initiate, or have initiated, acceptances of the Offer in respect of parcels of WMC Shares held by retail shareholders of WMC. A retail shareholder of WMC is one who is not a Broker or an associate of a Broker and who held less than 100,000 WMC Shares at the date of the acceptance.

The Commission payable in relation to any acceptance will be 0.75% of the consideration payable by Xstrata Capital under the Offer as a result of that acceptance (equivalent to 5.25 cents per WMC Share). The maximum commission payable in respect of any acceptance by a shareholder of WMC is $750.

Commissions will be payable in respect of acceptances received at any time during the offer period. Further details in respect of the broker commission will be set out in a supplementary bidder’s statement to be mailed to WMC shareholders tomorrow.

ends

Xstrata contacts

Marc Gonsalves		Gabrielle Trainor
Telephone	+44 20 7968 2812	John Connolly & Partners
Mobile	+44 7775 662 348	Telephone	+61 2 9232 1033
Email	mgonsalves@xstrata.com

Claire Bithell		Michael Oke
Telephone	+44 20 7968 2871	Aura Financial
Mobile	+44 7785 964 340	Telephone	+44 20 7321 0033
Email	cbithell@xstrata.com	Mobile	+44 7834 368 299

Justine Winn	+61 2 9253 6748	Sue Sara
Telephone	+61 416 196 403	Telephone	+61 7 3295 7535
Mobile		Mobile	+61 411 206 090
Email	jwinn@xstratacoal.com	Email	suesara@xstrata.com.au